UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 5)*

Precigen, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

46122T102
(CUSIP Number)

31 December 2023
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 46122T102	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Ares Trading SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,647,152[1]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,647,152[1]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,647,152[1]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[2]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	The record holder of the securities covered by this Schedule 13G is Ares Trading SA.

Ares Trading SA is a dominantly controlled subsidiary of Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany. Merck Serono SA, Coinsins, Switzerland is a wholly owned indirect subsidiary of Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt Germany. Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 40) and the beneficiary of the two companies. Merck KGaA, Darmstadt Germany is dominantly controlled by E.Merck KG, Darmstadt Germany. Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany, Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt, Germany may be deemed to possess voting and dispositive power with respect to the securities held of record by Ares Trading SA.

[2]	This percentage is based upon a denominator of 248,919,093 shares of Common Stock outstanding as of December 26, 2023 as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 29, 2023.

Cusip No. 46122T102	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,647,152[3]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,647,152[3]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,647,152[3]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[4]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]	The record holder of the securities covered by this Schedule 13G is Ares Trading SA.

Ares Trading SA is a dominantly controlled subsidiary of Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany. Merck Serono SA, Coinsins, Switzerland is a wholly owned indirect subsidiary of Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt Germany. Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 40) and the beneficiary of the two companies. Merck KGaA, Darmstadt Germany is dominantly controlled by E.Merck KG, Darmstadt Germany. Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany, Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt, Germany may be deemed to possess voting and dispositive power with respect to the securities held of record by Ares Trading SA.

[4]	This percentage is based upon a denominator of 248,919,093 shares of Common Stock outstanding as of December 26, 2023 as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 29, 2023.

Cusip No. 46122T102	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSONS Merck KGaA, Darmstadt, Germany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,647,152[5]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,647,152[5]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,647,152[5]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[6]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[5]	The record holder of the securities covered by this Schedule 13G is Ares Trading SA.

Ares Trading SA is a dominantly controlled subsidiary of Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany. Merck Serono SA, Coinsins, Switzerland is a wholly owned indirect subsidiary of Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt Germany. Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 40) and the beneficiary of the two companies. Merck KGaA, Darmstadt Germany is dominantly controlled by E. Merck KG, Darmstadt Germany. Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany, Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt, Germany may be deemed to possess voting and dispositive power with respect to the securities held of record by Ares Trading SA.

[6]	This percentage is based upon a denominator of 248,919,093 shares of Common Stock outstanding as of December 26, 2023 as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 29, 2023.

Cusip No. 46122T102	13G	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSONS E. Merck KG, Darmstadt Germany
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,647,152[7]
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,647,152[5]
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,647,152[5]
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%[8]
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[7]	The record holder of the securities covered by this Schedule 13G is Ares Trading SA.

Ares Trading SA is a dominantly controlled subsidiary of Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany. Merck Serono SA, Coinsins, Switzerland is a wholly owned indirect subsidiary of Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt Germany. Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 40) and the beneficiary of the two companies. Merck KGaA, Darmstadt Germany is dominantly controlled by E.Merck KG, Darmstadt Germany. Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany, Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt, Germany may be deemed to possess voting and dispositive power with respect to the securities held of record by Ares Trading SA.

[8]	This percentage is based upon a denominator of 248,919,093 shares of Common Stock outstanding as of December 26, 2023 as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 29, 2023.

Cusip No. 46122T102	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:
Precigen, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
20374 Seneca Meadows Parkway
Germantown, Maryland, 20876

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

Ares Trading SA

Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany

Merck KGaA, Darmstadt, Germany

E.Merck KG, Darmstadt, Germany

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(l) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ares Trading SA: Zone Industrielle de l’Outriettaz, 1170 Aubonne, Switzerland

Merck Serono SA: Zone Industrielle, 1267 Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany

Merck KGaA: Frankfurter Strasse 250, 64293 Darmstadt, Germany

E. Merck KG: Emanuel-Merck-Platz 1, 64293 Darmstadt, Germany

Item 2(c).	Citizenship:
The Reporting Persons Ares Trading SA and Merck Serono SA Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany are organized in Switzerland. The Reporting Persons Merck KGaA and E. Merck KG are organized in Darmstadt, Germany.

Item 2(d).	Title of Class of Securities:
Common Stock, no par value per share

Item 2(e).	CUSIP Number:
46122T102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Cusip No. 46122T102	13G	Page 7 of 9 Pages

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 20,647,152[9]

(b)	Percent of class: 8.3%[10]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 20,647,152[7]
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 20,647,152~~[7]~~
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

[9]	The record holder of the securities covered by this Schedule 13G is Ares Trading SA.

Ares Trading SA is a dominantly controlled subsidiary of Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany. Merck Serono SA, Coinsins, Switzerland is a wholly owned indirect subsidiary of Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt Germany. Merck KGaA, Darmstadt, Germany is a publicly traded company (Frankfurt Stock Exchange, DAX 40) and the beneficiary of the two companies. Merck KGaA, Darmstadt Germany is dominantly controlled by E. Merck KG, Darmstadt Germany.Merck Serono SA, Coinsins, Switzerland, an affiliate of Merck KGaA, Darmstadt, Germany, Merck KGaA, Darmstadt, Germany and E. Merck KG, Darmstadt, Germany may be deemed to possess voting and dispositive power with respect to the securities held of record by Ares Trading SA.

[10]	This percentage is based upon a denominator of 248,919,093 shares of Common Stock outstanding as of December 26, 2023 as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on December 29, 2023.

Cusip No. 46122T102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES TRADING SA		ARES TRADING SA
Date:	February 14, 2024	Date:	February 14, 2024

By:	/s/ Cedric Hyde	By:	/s/ Florence Jolidon

Name:	Cedric Hyde	Name:	Florence Jolidon

Title:	CFO	Title:	Finance Manager

MERCK SERONO SA, COINSINS, SWITZERLAND, AN AFFILIATE OF MERCK KGAA, DARMSTADT, GERMANY		MERCK SERONO SA, COINSINS, SWITZERLAND, AN AFFILIATE OF MERCK KGAA, DARMSTADT, GERMANY
Date:	February 14, 2024	Date:	February 14, 2024

By:	/s/ Cedric Hyde	By:	/s/ Florence Jolidon

Name:	Cedric Hyde	Name:	Florence Jolidon

Title:	CFO	Title:	Finance Manager

MERCK KGAA, DARMSTADT, GERMANY		MERCK KGAA, DARMSTADT, GERMANY
Date:	February 14, 2024	Date:	February 14, 2024

By:	/s/ Jens Eckhardt	By:	/s/ Johannes Eckhardt

Name:	Jens Eckhardt	Name:	Johannes Eckhardt

Title:	Head of Legal HC BD, Alliance Mgt, GMS & Governance	Title:	Head of Legal – M&A, Ventures & Finance

E.MERCK KG, DARMSTADT, GERMANY	E.MERCK KG, DARMSTADT, GERMANY

February 14, 2024	Date:	February 14, 2024

/s/ Johannes Eckhardt	By:	/s/ Kristin Eibisch

Johannes Eckhardt	Name:	Kristin Eibisch

Attorney-in-Fact	Title:	Attorney-in-Fact

Cusip No. 46122T102	13G

EXHIBIT INDEX

Exhibit 99.1 Joint Filing Agreement, dated January 26, 2023, by and between Ares Trading SA, Merck Serono SA, Coinsins, Switzerland, Merck KGaA, Darmstadt, Germany and E.Merck KG, Darmstadt, Germany.

Exhibit 99.2 Power of Attorney